N-SAR Sub-Item 77H

Changes in control of Registrant

File Number: 811-4809

On September 7, 2006, Banc of America Investment

Advisors, Inc. (“BAIA”) entered into an asset purchase

agreement with ALPS Holdings, Inc. (“ALPS”) and ALPS

Advisers, Inc. (“ALPS Advisers”) whereby ALPS Advisers

agreed to purchase certain assets related to BAIA’s

business of providing investment advisory and certain

administrative services to Liberty All-Star Equity Fund

(the “Fund”) and Liberty All-Star Growth Fund,

Inc. (the “Growth Fund” and, together with the Fund, the

“Funds”) (the “Transaction”). Upon the closing of the

transaction (the “Closing”), ALPS Advisers became the

investment adviser to the Fund. The Closing was subject

to certain terms and conditions, including, among

others: (1) each Fund obtaining shareholder approval to

enter into a new Fund Management Agreement (“New

Fund Management Agreement”) with ALPS Advisers and

new Portfolio Management Agreements (“New Portfolio

Management Agreements” and, together with the New

Fund Management Agreements, the “New Agreements”)

with each Fund’s Portfolio Managers, and (2) BAIA and

ALPS Advisers obtaining any necessary regulatory approvals.

Because the existing Fund Management Agreements

and Portfolio Management Agreements were to terminate

upon the Closing of the Transaction, shareholder approval

of the New Agreements was required. Shareholders of the

Fund approved the New Agreements at a special meeting

of shareholders on November 21, 2006.  The Closing

occurred as of the close of business December 15, 2006